EXHIBIT 99.3

I. INTRODUCTION AND EXECUTIVE SUMMARY


MORTEN BEYER & AGNEW (MBA) has been retained by Phoenix American, Inc. (the "Client") to determine the adjusted Current Base Value of a portfolio comprised of 36 aircraft as identified in detail in Section III of this report.

In performing this valuation, MBA did not independently inspect the aircraft or the records and documentation associated with these aircraft. MBA utilized the technical data of the aircraft provided by the Client, but at Client's request did not independently verify the accuracy of the technical and specification data so provided. This evaluation is defined as a "Desk Top Appraisal".

Section II of this report presents definitions of various terms, such as Current Base Value, Current Market Value, Future Base Value, and Lease-Encumbered Value as promulgated by the Appraisal Program of the International Society of Transport Aircraft Trading (ISTAT). ISTAT is a non-profit association of management personnel from banks, leasing companies, airlines, manufacturers, brokers, and others who have a vested interest in the commercial aviation industry and who have established a technical and ethical certification program for expert appraisers.

Based on the information set forth in this report, it is MBA's opinion as of December 31, 2001, that the Adjusted Current Base Value of the portfolio comprised of 36 aircraft was $1,038,916,000 with the respective value adjustments noted in Section IV of this report.

The Current Base Values are extracted from MBA's Future Aircraft Values Mid-Year 2001 Special Edition publication. This Special Edition was published to update market values based upon MBA's perception of the effects of the terrorism crisis upon the commercial aircraft market. Prior to September 11, 2001, the US and global economies were facing hardships and impending recession which affected the aircraft asset market. The last recession in USA was in 1990-1991. The National Bureau of Economic Research reports that the duration of the past U.S. recessions since 1945 was on average 11 months, based on data from the 10 past recessions. While recessions average 11 months, recovery cycles have lasted more than five years on the average. With added uncertainty based upon the possibility of additional acts of terrorism and associated warfare, the short term prospects for aircraft values are unpromising.

II. DEFINITIONS.

CURRENT MARKET VALUE

ISTAT defines Current Market Value (CMV) as the appraiser's opinion of the most likely trading price that may be generated for an asset under market circumstances that are perceived to exist at the time in question. Current Market Value assumes that the asset is valued for its highest, best use, and the parties to the hypothetical sale transaction are willing, able, prudent and knowledgeable and under no unusual pressure for a prompt transaction. It also assumes that the transaction would be negotiated in an open and unrestricted market on an arm's-length basis, for cash or equivalent consideration, and given an adequate amount of time for effective exposure to prospective buyers.

Market Value of a specific asset will tend to be consistent with its Base Value in a stable market environment. In situations where a reasonable equilibrium between supply and demand does not exist, trading prices, and therefore Market Values, are likely to be at variance with the Base Value of the asset. Market Value may be based upon either the actual (or specified) physical condition or maintenance time or condition status of the asset, or alternatively upon an assumed average physical condition and mid-life, mid-time maintenance status.

BASE VALUE

The ISTAT definition of Base Value (BV) has, essentially, the same elements of Market Value except that the market circumstances are assumed to be in a reasonable state of equilibrium. Thus, BV pertains to an idealized aircraft and market combination, but will not necessarily reflect the actual CMV of the aircraft in question at any point in time. BV is founded in the historical trend of values and value in use, and is generally used to analyze historical values or to project future values.

ISTAT defines Base Value as the Appraiser's opinion of the underlying economic value of an aircraft, engine, or inventory of aircraft parts/equipment (hereinafter referred to as "the asset"), in an open, unrestricted, stable market environment with a reasonable balance of supply and demand. Full consideration is assumed of its "highest and best use". An asset's Base Value is founded in the historical trend of values and in the projection of value trends and presumes an arm's-length, cash transaction between willing, able, and knowledgeable parties, acting prudently, with an absence of duress and with a reasonable period of time available for marketing. In most cases, the Base Value of an asset assumes the physical condition is average for an asset of its type and age. It further assumes the maintenance time/life status is at mid-time, mid-life (or benefiting from an above-average maintenance status if its is new or nearly new, as the case may be). Since Base Value pertains to a somewhat idealized asset and market combination it may not necessarily reflect the actual current value of the asset in question, but is a nominal starting value to which adjustments may be applied to determine an actual value. Because it is related to long-term market trends, the Base Value definition is commonly applied to analyses of historical values and projections of residual values.

FUTURE BASE VALUE

Future Base Values are established by using the Base Value at the beginning of the current year (present value), from which point the Future Base Values are projected. The Base Value used for the purpose of projecting the Future Base Values consider the aircraft to be at mid-life and mid-time conditions pertaining to the various aspects of the maintenance status.

The Future Base Values are based on aircraft having an approximate life of 35 years from the date of manufacture. The Future Base Values commence from the present time to the 35th year from the date of manufacture of this aircraft.

DISTRESS VALUE

Distress Value is the Appraiser's opinion of the price at which an asset could be sold under abnormal conditions, such as an artificially limited marketing time period, the perception of the seller being under duress to sell, an auction, bankruptcy liquidation, commercial restrictions, legal complications, or other such factors that significantly reduce the bargaining leverage of the seller and give the buyer a significant advantage that can translate into heavily discounted actual trading prices. Apart from the fact that the seller is uncommonly motivated, the parties to the transaction are otherwise assumed to be willing, able, prudent and knowledgeable, negotiating at arm's-length, normally under the market conditions that are perceived to exist at the time, not an idealized balanced market. While the Distress Value normally implies that the seller is under some duress, there are occasions when buyers, not sellers are under duress or time pressure and, therefore, willing to pay a premium value.

SECURITIZED VALUE OR LEASE ENCUMBERED VALUE

Securitized Value or Lease Encumbered Value is the Appraiser's opinion of the value of an asset, under lease, given a specified lease payment stream (rents and term), and estimated future residual value at lease termination, and an appropriate discount rate.

The lease encumbered residual value may include consideration of lease termination conditions and remaining maintenance reserves, if any. The Securitized Value or Lease-Encumbered Value may be more or less than the Appraiser's opinion of Current Market Value, taking into account various factors, such as, the credit risks associated with the parties involved, the time-value of money to those parties, provisions of the lease that may pertain to items such as security deposits, purchase options at various dates, term extensions, sub-lease rights, repossession rights, reserve payments and return conditions.

III. ASSET SPECIFICATIONS

                            PORTFOLIO OF 36 AIRCRAFT
                                 SPECIFICATIONS

--------------------------------------------------------------------------------------------------------------------------------
 AIRCRAFT                SERIAL                                   MFG.            CONFIG-          REGISTRA-         NOISE
  TYPE                      NO.           ENGINE TYPE             DATE            URATION           TION NO.         LIMITS
--------------------------------------------------------------------------------------------------------------------------------
B737-300                   28333            CFM56-3C1            Aug-96          Passenger          HB-IIL         Stage III
B737-300                   28548            CFM56-3C1            Dec-97          Passenger          G-OAMS         Stage III
B737-300                   28554            CFM56-3C1            Dec-96          Passenger          G-ECAS         Stage III
B737-300                   28557            CFM56-3C1            Mar-97          Passenger          G-SMDB         Stage III
B737-300                   28558            CFM56-3C1            Apr-97          Passenger          G-OJTW         Stage III
B737-300                   28559            CFM56-3C1            May-97          Passenger          EI-CUL         Stage III
B737-300                   28561            CFM56-3C1            Jun-97          Passenger          B-2978         Stage III
B737-300                   28562            CFM56-3C1            Jul-97          Passenger          B-2979         Stage III
B737-300                   28563            CFM56-3C1            Aug-97          Passenger          N306FL         Stage III
B737-300                   28564            CFM56-3C1            Nov-97          Passenger          PP-VQP         Stage III
B737-300                   28740            CFM56-3C1            Jun-98          Passenger          N1790B         Stage III
B737-400                   25663            CFM56-3C1            Nov-92          Passenger          VT-JAP         Stage III
B737-400                   25664            CFM56-3C1            Nov-92          Passenger          VT-JAQ         Stage III
B737-400                   28489            CFM56-3C1            Nov-96          Passenger          EI-TVA         Stage III
B737-400                   28490            CFM56-3C1            Nov-96          Passenger          PK-GWY         Stage III
B737-400                   28491            CFM56-3C1            Nov-96          Passenger          F-GLTG         Stage III
B767-200ER                 23805           CF6-80C2B2            Jul-87          Passenger          PP-VNR         Stage III
B767-200ER                 23806           CF6-80C2B2            Aug-87          Passenger          PP-VNS         Stage III
B767-300ER                 25221           CF6-80C2B6F           Aug-91          Passenger          C-GGBK         Stage III
B767-300ER                 25403             PW4060              Jan-92          Passenger          N637TW         Stage III
B767-300ER                 29617           CF6-80C2B6F           Mar-99          Passenger          G-OOAL         Stage III
B767-300ER                 30008           CF6-80C2B6F           Mar-99          Passenger          EI-CRL         Stage III
DC10-30                    46584            CF6-50C2             Feb-80          Passenger          N15069         Stage III
DC10-30                    48292            CF6-50C2             Feb-82          Passenger          N87070         Stage III
MD83                       49398            JT8D-219             Nov-86          Passenger          EC-245         Stage III
MD83                       49791            JT8D-219             Sep-89          Passenger          EC-GGV         Stage III
MD83                       53198            JT8D-219             Apr-91          Passenger          EC-GOU         Stage III
MD83                       53199            JT8D-219             Mar-92          Passenger          EI-CMM         Stage III
A310-300                    448            CF6-80C2A2            Feb-88          Passenger          C-GRYA         Stage III
A320-200                    210             CFM56-5A1            Jul-91          Passenger          C-GQCA         Stage III
A320-200                    221             CFM56-5A3            Oct-91          Passenger          OY-CNB         Stage III
A320-200                    222             CFM56-5A3            Oct-91          Passenger          OY-CNC         Stage III
A320-200                    231             CFM56-5A3            Sep-91          Passenger          C-FPWD         Stage III
A320-200                    373             V2500-A1             Jan-93          Passenger          N304ML         Stage III
A320-200                    737             CFM56-5B4            Sep-97          Passenger          F-GRSG         Stage III
A320-200                    749             CFM56-5B4            Sep-97          Passenger          F-GRSH         Stage III


All of the aircraft in the portfolio comply with the currently effective Stage III / Chapter III aircraft noise limitations. The FAA, the European Union and ICAO are currently planning the adoption of more stringent Stage IV / Chapter IV noise regulations. The schedule of their implementation for existing aircraft has not been determined, but when enacted and effective may restrict the continued utilization of some aircraft types.

IV. VALUATION

In developing the Current Base Values of these aircraft, MBA did not inspect the aircraft or their historical maintenance documentation, but relied on information supplied by the Client and not independently verified by MBA. Therefore, we used certain assumptions that are generally accepted industry practice to calculate the value of aircraft when more detailed information is not available. The principal assumptions for each aircraft are as follows:

1.   The aircraft is in good overall condition.

2. The overhaul status of the airframe, engines, landing gear and other major components are the equivalent of mid-time/mid-life, unless otherwise stated.

3. The historical maintenance documentation has been maintained to acceptable international standards.

4. The specifications of the aircraft are those most common for an aircraft of its type and vintage.

5.   The aircraft is in a standard airline configuration.

6. The aircraft is current as to all Airworthiness Directives and Service Bulletins.

7. Its modification status is comparable to that most common for an aircraft of its type and vintage.

8.   Its utilization is comparable to industry averages.

9.   There is no history of accident or incident damage.

10. No accounting is made for lease revenues, obligations or terms of ownership unless otherwise specified.

                            PORTFOLIO OF 36 AIRCRAFT
                             CURRENT BASE VALUE ($)

------------------------------------------------------------------------
 AIRCRAFT        SERIAL                     MAINTENANCE
  TYPE            NO.             CBV       ADJUSTMENTS     ADJUSTED CBV
------------------------------------------------------------------------
B737-300        28333        23,990,000       (652,000)        23,338,000
B737-300        28548        25,860,000       (375,000)        25,485,000
B737-300        28554        24,440,000       (360,000)        24,080,000
B737-300        28557        24,790,000       (231,000)        24,559,000
B737-300        28558        24,910,000       (241,000)        24,669,000
B737-300        28559        25,030,000       (771,000)        24,259,000
B737-300        28561        25,150,000       (154,000)        24,996,000
B737-300        28562        25,270,000       (146,000)        25,124,000
B737-300        28563        25,380,000        282,000         25,662,000
B737-300        28564        25,740,000       (635,000)        25,105,000
B737-300        28740        26,610,000        (96,000)        26,514,000
B737-400        25663        22,260,000       (381,000)        21,879,000
B737-400        25664        22,260,000         (8,000)        22,252,000
B737-400        28489        27,630,000       (325,000)        27,305,000
B737-400        28490        27,630,000        358,000         27,988,000
B737-400        28491        27,630,000       (493,000)        27,137,000
B767-200ER      23805        27,130,000        189,000         27,319,000
B767-200ER      23806        27,270,000     (1,400,000)        25,870,000
B767-300ER      25221        52,960,000        207,000         53,167,000
B767-300ER      25403        54,090,000     (1,256,000)        52,834,000
B767-300ER      29617        78,350,000       (658,000)        77,692,000
B767-300ER      30008        78,350,000       (719,000)        77,631,000
DC10-30         46584         8,680,000        904,000          9,584,000
DC10-30         48292         9,990,000     (2,163,000)         7,827,000
MD83            49398        14,430,000       (274,000)        14,156,000
MD83            49791        16,480,000       (425,000)        16,055,000
MD83            53198        17,750,000       (202,000)        17,548,000
MD83            53199        18,540,000         98,000         18,638,000
A310-300          448        22,180,000     (1,228,000)        20,952,000
A320-200          210        28,160,000         32,000         28,192,000
A320-200          221        28,490,000        373,000         28,863,000
A320-200          222        28,490,000        (98,000)        28,392,000
A320-200          231        28,380,000        585,000         28,965,000
A320-200          373        30,200,000        186,000         30,386,000
A320-200          737        37,630,000       (704,000)        36,926,000
A320-200          749        37,630,000        (63,000)        37,567,000
TOTAL                     1,049,760,000                     1,038,916,000


                            PORTFOLIO OF 36 AIRCRAFT

                           MAINTENANCE ADJUSTMENTS ($)

----------------------------------------------------------------------------------------------------------------------------
                                      INTER-
AIRCRAFT     SERIAL                   MEDIATE       HEAVY        ENGINE        ENGINE   LANDING      TOTAL
 TYPE        NUMBER    MTOW           MAINT.     MAINTENANCE   SHOP VISIT        LLP     GEAR      ADJUSTMENTS   NOTES
----------------------------------------------------------------------------------------------------------------------------
B737-300      28333     212,000        2,000      (50,000)    (807,000)           0      (9,000)    (652,000)    1
B737-300      28548    (250,000)           0            0     (109,000)           0     (16,000)    (375,000)    1, 2, 3
B737-300      28554     212,000            0      (13,000)    (515,000)           0     (44,000)    (360,000)    1, 2
B737-300      28557     225,000            0            0     (421,000)           0     (35,000)    (231,000)    1, 2, 3
B737-300      28558     225,000            0            0     (428,000)           0     (38,000)    (241,000)    1, 2, 3
B737-300      28559     175,000            0     (109,000)    (823,000)           0     (14,000)    (771,000)    1, 2
B737-300      28561           0            0     (154,000)           0            0           0     (154,000)    2, 4, 5, 6
B737-300      28562           0            0     (117,000)           0            0     (29,000)    (146,000)    2, 5, 6
B737-300      28563           0      (50,000)    (107,000)     439,000            0           0      282,000     1, 4
B737-300      28564           0     (133,000)     (16,000)    (486,000)           0           0     (635,000)    1, 4
B737-300      28740     243,000            0            0     (339,000)           0           0      (96,000)    1, 2, 3, 4
B737-400      25663     (53,000)           0     (744,000)     398,000            0      18,000     (381,000)    2, 6
B737-400      25664     (53,000)           0     (742,000)     769,000            0      18,000       (8,000)    2, 6
B737-400      28489     470,000            0            0     (769,000)           0     (26,000)    (325,000)    1, 2, 5
B737-400      28490     470,000      (59,000)           0      (51,000)           0      (2,000)     358,000     3, 6
B737-400      28491     470,000       17,000            0     (936,000)           0     (44,000)    (493,000)    1, 5
B767-200ER    23805    (475,000)     (61,000)           0      579,000            0     146,000      189,000     5, 6

---------------------------------------------------------------------------------------------------------------------------------
                                        INTER-
AIRCRAFT     SERIAL                     MEDIATE       HEAVY        ENGINE        ENGINE    LANDING      TOTAL
 TYPE        NUMBER       MTOW           MAINT.     MAINTENANCE   SHOP VISIT       LLP      GEAR      ADJUSTMENTS   NOTES
---------------------------------------------------------------------------------------------------------------------------------
B767-200ER    23806      (475,000)      (122,000)             0     (1,000,000)    0       197,000     (1,400,000)    5, 6
B767-300ER    25221        32,000        229,000        425,000       (619,000)    0       140,000        207,000     6
B767-300ER    25403        35,000        (31,000)             0     (1,348,000)    0        88,000     (1,256,000)    5, 6
B767-300ER    29617       342,000              0              0     (1,000,000)    0             0       (658,000)    1, 2, 3, 4
B767-300ER    30008       342,000        (61,000)             0     (1,000,000)    0             0       (719,000)    1, 3, 4
DC10-30       46584             0        (58,000)     1,208,000       (218,000)    0       (28,000)       904,000     6
DC10-30       48292       104,000       (350,000)      (583,000)    (1,381,000)    0        47,000     (2,163,000)    6
MD83          49398             0        (24,000)             0       (221,000)    0       (29,000)      (274,000)    5, 6
MD83          49791             0        (48,000)             0       (413,000)    0        36,000       (425,000)    5, 6
MD83          53198             0        (75,000)       480,000       (650,000)    0        43,000       (202,000)    6
MD83          53199             0        (30,000)      (319,000)       477,000     0       (30,000)        98,000     6
A310-300        448      (390,000)      (220,000)       (42,000)      (481,000)    0       (95,000)    (1,228,000)    6
A320-200        210        38,000        156,000        (30,000)      (132,000)    0             0         32,000     6
A320-200        221       119,000        (67,000)       500,000       (282,000)    0       103,000        373,000     6
A320-200        222       119,000       (120,000)             0        (43,000)    0       (54,000)       (98,000)    5, 6
A320-200        231        38,000         44,000         90,000        413,000     0             0        585,000     6
A320-200        373        45,000        160,000       (480,000)       565,000     0      (104,000)       186,000     6
A320-200        737       190,000              0       (267,000)      (627,000)    0             0       (704,000)    1, 2, 4
A320-200        749       190,000              0       (267,000)        14,000     0             0        (63,000)    1, 2, 4


GENERAL NOTE: For maintenance data that was missing, incomplete or outdated, MBA assumed that the particular maintenance item was at "half-life," made no adjustment, and noted the discrepancy in the report. In no case was the accomplishment of maintenance assumed by MBA.

MAINTENANCE ADJUSTMENT NOTES:

1. Engine Life Limited Parts have not yet reached half-life since new. No adjustment made.

2. No current information regarding Intermediate Check provided. Therefore, half-life assumed for Intermediate Check.

3. Heavy Maintenance Check has not yet reached half-life since new. No adjustment made.

4. Landing Gear Overhaul has not yet reached half-life since new. No adjustment made.

5. No current information regarding Engine Overhaul provided. Therefore, half-life assumed for Engine Overhaul.

6. No current information regarding Engine Life Limited Parts provided. Therefore, half-life assumed for Engine Life Limited Parts.

V. CURRENT MARKET CONDITIONS

BOEING 737-300 / 737-400

The development of an updated, slightly larger version of the 737-200 was announced in March 1981. The new model, designated the 737-300, featured high-bypass CFM56-3 engines, and has formed the basis of a three-member family encompassing the larger -400 and smaller -500 models. Other improvements over the -200 series include a modified wing, advanced flight deck, and digital avionics. With the introduction of Boeing's "Next Generation" ("NG") 737 family in 1998, the -300/-400/-500 models are now referred to as "Classic" models, and are no longer being manufactured. Production of the 737 Classic series spanned 16 years and totaled 1,988 units, with the final delivery made in 2000.


-----------------------------------------------------------------------
                                                      MAX TAKEOFF
 MODEL      ENGINE       PASSENGERS                   WEIGHT (LB.)
-----------------------------------------------------------------------

  -300     CFM56-3       154 maximum                 138,500 standard
                         128 typical 2-class         141,090 optional

  -400     CFM56-3       179 maximum                 150,000 standard
                         146 typical 2-class         162,040 optional

  -500     CFM56-3       132 maximum                 115,500 standard
                         110 typical 2-class         133,500 optional

Success was quick for the "Classic" 737's, as they found homes in fleets already populated with 737-100's and -200's. The aircraft particularly suited the deregulated American market, where smaller planes suited hub-and-spoke operations. As airline consolidation continues, however, and as limited slot, gate, runway, and terminal facilities impede growth, we look to the airlines to turn to larger aircraft. This, in short, means that not all B-737 Classic operators will upgrade with the "NG" models.

The 737-400 was developed as Boeing's answer to the need for a larger aircraft than the 737-300. With greater capacity, the 737-400 is powered, like the rest of the 737 Current and Next Generation variants, by the CFM-56 powerplant. When Boeing came out with its 737 Next Generation aircraft, the 737-400 was stretched and re-winged to become the 737-800.

The current market for used --400's is not very strong, as Boeing has effectively competed against itself with its Next Generation 737s (-600, -700, -800, -900), which began deliveries in 1997. Values of --300s and --400s are suffering significant pressure, as Boeing is severely discounting the current-production 737s. The 737-300 and -400 will remain active in the market for some years to come, especially with low cost and secondary carriers, and will regain their popularity as airlines again require extra capacity as we recover from the current downturn.

NOISE LIMITATIONS

The subject aircraft comply with the currently effective Stage III / Chapter III aircraft noise limitations. However, the FAA and the ICAO have currently agreed on the adoption of more stringent Stage IV noise regulations. The schedule of their retroactive implementation has not been determined, but when enacted and effective may limit the continued utilization of the subject aircraft in some areas of the world.

                      BOEING 737-300 /-400 FLEET STATISTICS
                               AS OF DECEMBER 2001

------------------------------------------------------------------------
                                             737-300    737-400    TOTAL
------------------------------------------------------------------------
Aircraft Ordered                              1,258       530     1,788
Aircraft Delivered                            1,113       486     1,599
Cancelled Orders                                145        44       189
Aircraft Destroyed                                9         5        14
Aircraft Retired                                  2         0         2
Aircraft Parked                                  82        14        96
Aircraft in Operation                         1,102       481     1,583
Number of Operators                             118        73       163
Number of Leased Aircraft                       727       312     1,039
Number of Owned Aircraft                        375       169       544
Current Fleet Average Flight Hours           31,436    24,058    29,194
Current Fleet Average Flight Cycles          22,033    16,410    20,324
Current Fleet Average Aircraft Age, Years      11.1       8.9      10.4


Total number of 737-300's offered for sale as of January 2002: 37

Total number of 737-400's offered for sale as of January 2002: 8

BOEING 767-200ER / -300ER

The twin-aisle widebody Boeing 767 was launched in 1978 and entered service in 1982. Since the launch, the 767 series has undergone significant development in terms of size, gross weight and capacity, significantly boosting payload and range. The initial model, the 767-200, offered a Maximum Takeoff Weight (MTOW) of 280,000 pounds, while the current 767-300ER is certified at up to 412,000 pounds. Early development extended the range of the -200, enabling it to fly the Atlantic nonstop. Initial routings were circuitous, since the aircraft had to stay within 90 minutes of a landing place. But as operational experience was gained, the FAA and international authorities approved ETOPS (Extended-range Twin-engine Operations), and more direct routes became possible. Much of the success of the B-767 program is attributable to ETOPS capabilities, where these aircraft (and the Airbus series of twin-aisle aircraft) have replaced 747s, DC-10s and L-1011s on many long flights. To date, there have been no untoward incidents under the ETOPS programs. The 767 has an exemplary overall safety record, with only five fatal accidents--one attributed to inadvertent thrust reverser deployment on a Lauda Air 767-300 over Bangkok, one Ethiopian -200 lost in a hijacking incident in the Comoro Islands in 1996, and the third was an Egypt Air accident off the coast of Nantucket. Two aircraft were also lost in the September 2001 terrorist attacks.

The first production models of the larger 767-300 were delivered in 1986 in domestic configuration, soon to be followed by successively higher gross weight Extended Range (ER) models. Orders for the --200 series slowed to a trickle following the introduction of the -300, and it is likely that production of the -200 will be discontinued in the near future.

In the long term, the relatively high seat mile costs of the B-767s will make them less desirable in the used market, and the demand for and price of these aircraft are likely to decline further than that of more desirable types. Their residual values will also be impaired as they move into the cargo market.

The 767-200 was manufactured in three configurations: the 280,000 pound Maximum Takeoff Weight (MTOW) basic model, the 340,00 pound "EM" version which was used in initial trans-Atlantic service, and the 375,000 pound "ER" which had ETOPS capability as well. The basic and "EM" versions have considerably lower values on the used market. Similarly, the --300 was produced in both a lightweight model, and as the long range "300ER" version. Weighing up to 412,000 pounds, the "ER" accounts for more than 80% of the --300's delivered.

NOISE LIMITATIONS

The subject aircraft comply with the currently effective Stage III / Chapter III aircraft noise limitations. However, the FAA and the ICAO have currently agreed on the adoption of more stringent Stage IV noise regulations. The schedule of their retroactive implementation has not been determined, but when enacted and effective may limit the continued utilization of a small number of older 767's in some areas of the world.

                   BOEING 767-200ER / -300ER FLEET STATISTICS
                               AS OF DECEMBER 2001

----------------------------------------------------------------------
                                                  767-200ER  767-300ER
----------------------------------------------------------------------
Aircraft Ordered                                      108       576
Aircraft Delivered                                    107       451
Cancelled                                               0        70
Backlog                                                 1        55
Options                                                 0        29
Delivered in the last 12 months                         7        18
Aircraft Destroyed                                      5         2
Aircraft Retired                                        0         0
Aircraft Parked                                         6        25
Aircraft in Operation(1)                              106       450
Number of Operators                                    28        63
Number of Leased Aircraft                              43       224
Number of Owned Aircraft                               63       226
Current Fleet Average Flight Hours                 44,415    30,710
Current Fleet Average Flight Cycles                11,448     6,650
Current Fleet Average Aircraft Age, Years            12.3       7.4

Total number of 767-200ER's offered for sale as of January 2002: 12

Total number of 767-300ER's offered for sale as of January 2002: 10

-------------
(1) Includes aircraft converted from other models, not listed in "Orders" or "Deliveries."

BOEING-DOUGLAS DC10-30

The DC10-30 was the most popular variant of the DC10 family. With upgraded range capabilities and an increase in gross-weight over the --10 model, the DC10-30 became the long-haul, widebody transport of the DC10 family, offered in passenger, convertible and all-cargo versions. Although its popularity as a passenger aircraft is in serious decline, the DC10-30 continues to work well as a freighter. However, the DC10-30 freighter market has slowed due to the current recession.

The DC10-30 passenger aircraft market has been one of the most erratic to date. At one point the early 1980s when DC10's were grounded, an operator could not give them away. However, later that decade both Continental and Northwest needed to ramp-up their long haul operations, and DC10-30s were selling at a premium of up to $40.0 million on even the oldest of deliveries. Since then Continental started taking delivery of the 777, and Northwest started reducing its capacity, and once again DC10-30 values declined. The DC10-30 competes operationally today with the Boeing 767, 777 and Airbus A330/340 families, and its larger brother, the MD-11 - all offering better economics and two-person flight crews.

Of the 173 DC-10-30's on active registries, 58 are Convertible Freighter or Freighter variants, many of which were converted from passenger use.

NOISE LIMITATIONS

The subject aircraft comply with the currently effective Stage III / Chapter III aircraft noise limitations. However, the FAA and the ICAO have currently agreed on the adoption of more stringent Stage IV noise regulations. The schedule of their retroactive implementation has not been determined, but when enacted and effective may limit the continued utilization of the subject aircraft in some areas of the world, require operational restrictions, or require modifications to ensure compliance.

                         BOEING DC10-30 FLEET STATISTICS
                               AS OF DECEMBER 2001

------------------------------------------------------------------------------
                                                   DC10-30    DC10-30
                                                  PAX & CF  FREIGHTER   TOTAL
------------------------------------------------------------------------------
Aircraft Ordered                                      189        12       201
Aircraft Delivered                                    189        12       201
Cancelled Orders                                        0         0         0
Aircraft Destroyed                                     12         3        15
Aircraft Retired                                       13         0        13
Aircraft Parked                                        51         6        57
Aircraft in Operation                                 121(2)     52(3)    173
Number of Operators                                    43        10        48
Number of Leased Aircraft                              38        40        78
Number of Owned Aircraft                               83        12        95
Current Fleet Average Flight Hours                 83,422    73,346    80,100
Current Fleet Average Flight Cycles                18,734    17,478    18,272
Current Fleet Average Aircraft Age, Years            24.3      22.9      23.9


Total number of DC10-30 passenger aircraft offered for sale as of January 2002:
20

Total number of DC10-30 cargo aircraft offered for sale as of January 2002: 7



----------
(2) Excludes aircraft converted to Freighter configuration.

(3) Includes aircraft converted from other models, not listed in "Orders" or "Deliveries."

BOEING-DOUGLAS MD-83

McDonnell Douglas was the first manufacturer to recognize and act on the imminence of future noise restrictions, while taking advantage of available technology to stretch the DC-9 at least one more time, from a basic 139-seat to a 172-seat configuration. The MD-80 series is an elongated, higher gross weight version of the venerable DC-9, originally certified in 1980, fitted with Stage 3 Pratt & Whitney JT8D-217 / -219 engines. In the last decade, gross weight and range have been increased, and a truncated version, the MD-87, offered. In 1989, McDonnell Douglas announced the MD-90 series, using the new IAE V-2500 engine, which offered quieter, more efficient operation. But the MD-90 was a slow seller, a victim of the malaise which gradually paralyzed Douglas and lead to the merger with Boeing. MD-80s have a five-abreast seating configuration, contrasted with the six-abreast seating of the competitive Boeing and Airbus products.

The MD-80's safety record is good--of 14 destroyed, only one is potentially attributable to design problems: the SAS icing incident in Europe in 1994. Another, the Alaska Airlines accident in January 2000, was attributed to maintenance issues. The MD-80 should have a long and relatively problem-free structural life, given the good record of other McDonnell Douglas products.

The MD-80's (with the exception of the short-bodied MD-87) cost characteristics are reasonable due to its high seating capacity. At comparable seating densities, its lower capital costs offset slightly the higher fuel consumption as compared to the B-737-300. The stretched fuselage gives it better seat-mile costs than earlier DC-9s and B-737s. Provided it can skirt the ever-present risk of more stringent noise restrictions, the MD83 should have a long and productive useful life in competition with existing and newly developing aircraft. On the used market, older models are already priced in the range of $50,000 a seat--about 20 percent that of a new aircraft--giving it a significant advantage for a new operator. Its largest probable market is with existing DC-9 operators who wish to replace their 30-year-old aircraft, and with startup airlines.

NOISE LIMITATIONS

The subject aircraft comply with the currently effective Stage III / Chapter III aircraft noise limitations. However, the FAA and the ICAO have currently agreed on the adoption of more stringent Stage IV noise regulations. The schedule of their retroactive implementation has not been determined, but when enacted and effective may limit the continued utilization of the subject aircraft in some areas of the world unless modifications or operational restrictions are undertaken.

                    MCDONNELL DOUGLAS MD-83 FLEET STATISTICS
                               AS OF DECEMBER 2001

--------------------------------------------------------------------------------
                                                     MD-83     ALL MD-80 SERIES
--------------------------------------------------------------------------------
Aircraft Ordered                                        284         1,232
Aircraft Delivered                                      282         1,212
Cancelled Orders                                          2            20
Aircraft Destroyed                                        2            14
Aircraft Retired                                          0             6
Aircraft Parked                                          17            70
Aircraft in Operation                                   266         1,174
Number of Operators                                      37            78
Number of Leased Aircraft                               204           661
Number of Owned Aircraft                                 62           513
Current Fleet Average Flight Hours                   28,355        34,119
Current Fleet Average Flight Cycles                  16,229        22,745
Current Fleet Average Aircraft Age, Years              10.2          12.9

Total number of MD-83's offered for sale as of January 2002: 11

AIRBUS A310-300

The A310 entered service in 1982, and 255 have been delivered; 85 of the earlier --200 version and 170 of the higher gross weight and longer range --300 model. The aircraft were offered with both the GE and Pratt & Whitney power plants, the former having about a two-thirds market share. Primarily European carriers placed orders for the A310, and the only ones ever in service in the United States were those Delta took over from Pan Am (21 - quickly returned to Airbus) and those bought by FedEx (34 total) to convert to cargo. FedEx currently operates 41 A310-200 Freighters. The current operator base stands at 49, which includes 11 military and governmental operators. The A310 has appealed to those airlines wanting full widebody capability with minimum seating capacity. It is generally operated with about 218 seats, although Pan Am used only 192, and Delta reduced that to 177, contributing to poor economics.

In an economic comparison, the A310 is equal to or better than a 767-200, but will be more costly per seat mile than the larger capacity 767-300. Various gross weight options are offered up to 361,600 pounds, but this is almost 50,000 pounds below the maximum of 412,000 maximum takeoff weight of a high-gross 767-300. This means the Boeing can carry more payload further than an A310. The A310 is also offered in a cargo/combi version, but no one operates it in this mode. Like its brother the A300, the A310 is finding success as a freighter. FedEx has converted 41 aircraft acquired principally from Lufthansa and Delta, and is very satisfied with them. The A310 has experienced a boost from the ongoing trend towards the utilization of ETOPS twins on over-ocean routes, replacing the larger 747s and DC-10 / L-1011s. This permits airlines to serve long thin routes more frequently and economically.

The limited seating capacity of the A310 aircraft gives it a relatively high cost per seat-mile and, therefore, only a thin earnings potential. Many operators justify the lower cost per aircraft mile and the lower capacity with the nature of their route systems. However, in head-to-head competition, the A310, as well as the 767-200, are at a disadvantage because of their lack of leverage. As an aircraft with virtually no operator base in the dominant North American market(4), the A310-300 has only a limited number of orders, and production has essentially ceased.


----------
(4) Air Transat of Canada operates 4 aircraft, and Canada 3000, which has ceased operation, has 4.

The market for the A310-300 was already feeling the effects of a slowing global economy before the events of September 11, and demand probably will remain soft for the foreseeable future. The older variants of the A310-300 will see a drop in value of around 40 percent of base values, whereas newer deliveries will see a drop of around twenty percent of base value.

NOISE LIMITATIONS

The subject aircraft comply with the currently effective Stage III / Chapter III aircraft noise limitations. However, the FAA and the ICAO have currently agreed on the adoption of more stringent Stage IV noise regulations. The schedule of their retroactive implementation has not been determined, but when enacted and effective may limit the continued utilization of the subject aircraft in some areas of the world.

--------------------------------------------------------------------------
                        AIRBUS A310-300 FLEET STATISTICS
                               AS OF DECEMBER 2001
--------------------------------------------------------------------------
Aircraft Ordered                                                      197
Aircraft Delivered                                                    170
Cancelled                                                              22
Backlog                                                                 5
Options                                                                 2
Delivered in the last 12 months                                         0
Aircraft Destroyed                                                      5
Aircraft Retired                                                        0
Aircraft Parked                                                        11
Aircraft in Operation(5)                                              165
Number of Operators                                                    49
Number of Leased Aircraft                                              91
Number of Owned Aircraft                                               74
Current Fleet Average Flight Hours                                 33,382
Current Fleet Average Flight Cycles                                10,740
Current Fleet Average Aircraft Age, Years                            11.5


Total number of A310-300's offered for sale as of January 2002: 12


----------
(5) Includes aircraft converted from other models, not listed in "Orders" or "Deliveries."

AIRBUS A320 SERIES

The A320 was Airbus' first all-new design since the launch of the A300 in 1971. The program was initiated in 1983 and logged almost 400 orders prior to first delivery in 1988. A320's are now offered with both CFM-56 and IAE V-2500 engines, with the CFM version having a head start, but the V2500 gaining in popularity. The A320 has achieved a wide market base on all continents, with a total of 87 current operators.

Several carriers have ordered multiple types from the Airbus family. Air France, Lufthansa, Swissair, Iberia, and U.S. Airways all have been building their fleets around multiple Airbus types. Airbus believes its family-of-airplanes concept give its new designs significant advantages over Boeing aircraft, and its order books indicate it is doing just that. MBA believes the combination of extremely efficient designs and the inherent savings in training and other costs make the Airbus family an attractive avenue for an entire fleet refurbishment, as U.S. Airways' commitment for 165 aircraft appears to justify.

The A320 family incorporates an increased use of composite materials in its secondary structure compared to older jets, a fly-by-wire control system, and a computerized flight management system which, when engaged, virtually precludes putting the aircraft into stalls or other extreme conditions. This system has been blamed by some for two early incidents in which the crews placed the aircraft in an untenable position close to the ground with the system disconnected and from which it was unable to recover. These two aircraft, as well as one involved in a third incident in which the crew made a below-minimum approach in bad weather and struck high ground, were totally cleared by the airworthiness authorities. This third aircraft had no ground proximity warning device installed, a device now required by the French government and long required by many other authorities. In general the reliability and safety of the aircraft has been excellent.

The A320 offers improved passenger comfort and cargo capacity over other narrow-body aircraft. The fuselage is approximately 10 inches wider than that of the current Boeing narrow body aircraft, offering wider aisles and roomier seats -- a feature much appreciated by passengers. An A320 is able to carry seven LD-3 cargo containers in its lower compartments. Currently, there are no cargo or Combi models currently offered by Airbus, although such a configuration is possible.

The A320/321 vies with the Boeing 737NG and 757 for the most efficient aircraft in service. Fuel efficiency, new technology design and low direct operating cost all combine to give these aircraft among the lowest seat mile costs of any being built or in service. MBA believes both models will produce very satisfactory operating and net ratios well into the next century. The smaller A319, and the newest variant, the yet-smaller A318, will not be quite as favorable, as is the case with most truncated derivatives. They will, however, provide enough incentive for larger carriers (likely operating Airbus aircraft already) to order and place them at the bottom of the capacity scale in their fleets.

United's commitment for 195 A320 series aircraft was announced as a Boeing 727 / 737 replacement. United had taken delivery of 129 of these aircraft as of November 2001. It is obvious that other airlines will use their large orders to replace older aircraft as well. Alitalia, with 6 A320's and 23 A321's in service, is replacing its stable of MD-82's. Thus the advent of the A320 family is hastening the retirement of older, less efficient jets. The A320's currently in service are operating at seat mile costs as low as half of that for older aircraft. The combination of all the above factors leads us to believe the A320 family will enjoy a long production run and in-service useful life, with strong residual values.

The excellent economics and high popularity of the A320, and its limited availability on the used-equipment market, are expected to keep values comparatively strong over the next few years.

NOISE LIMITATIONS

The subject aircraft comply with the currently effective Stage III / Chapter III aircraft noise limitations. However, the FAA and the ICAO have currently agreed on the adoption of more stringent Stage IV noise regulations. The schedule of their retroactive implementation has not been determined, but when enacted and effective will likely not limit the continued utilization of the subject aircraft

                        AIRBUS A320-200 FLEET STATISTICS
                               AS OF DECEMBER 2001

-------------------------------------------------------------------------
Aircraft Ordered                                                    1,744
Aircraft Delivered                                                    996
Cancelled                                                             202
Backlog                                                               546
Options                                                               153
Delivered in the last 12 months                                       106
Aircraft Destroyed                                                      6
Aircraft Retired                                                        0
Aircraft Parked                                                        23
Aircraft in Operation                                                 973
Number of Operators                                                    87
Number of Leased Aircraft                                             575
Number of Owned Aircraft                                              398
Current Fleet Average Flight Hours                                 16,958
Current Fleet Average Flight Cycles                                 9,444
Current Fleet Average Aircraft Age, Years                             6.2


Total number of A320-200's offered for sale as of January 2002: 10

VI. COVENANTS

This report has been prepared for the exclusive use of Phoenix American, Inc., and shall not be provided to other parties by MBA without the express consent of Phoenix American, Inc. MBA certifies that this report has been independently prepared and that it fully and accurately reflects MBA's opinion as to the Current Base Value. MBA further certifies that it does not have, and does not expect to have, any financial or other interest in the subject or similar aircraft or engines.

This report represents the opinion of MBA as to the Current Base Values of the subject aircraft and is intended to be advisory only, in nature. Therefore, MBA assumes no responsibility or legal liability for any actions taken, or not taken, by Phoenix American, Inc. or any other party with regard to the subject aircraft. By accepting this report, all parties agree that MBA shall bear no such responsibility or legal liability.

This report has been prepared by:

                                         Pdf Signature on File

                                         ANDREW STEIN
                                         VICE PRESIDENT

                                         Reviewed by:


                                         Pdf Signature on File

FEBRUARY 20, 2002                        MORTEN S. BEYER, APPRAISER FELLOW
                                         CHAIRMAN & CEO
                                         ISTAT CERTIFIED SENIOR APPRAISER